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Exhibit 5

                                SALES CONTRACT

Supplying Party:       Jinan Chemical Fibre Corporation, China (Party A)
Purchasing Party:      Pacific Chemical Group Limited (Party B)

According to Item 1 of Article 17 of the Sino-Foreign Joint Venture Contract, Party B will be responsible for supplying Party A's production raw material Purified Terephthalic Acid (PTA), and Party A will pay for it in a timely manner. After negotiations, the following has been agreed to by both sides:

1.            Product:  Purified Terephthalic Acid (PTA)

2. Quantity: Party B promises to supply Party A with 69,000 to 74,300 tons of PTA annually as its first priority. (Both sides must provide statements of projected annual supply and demand according to sales.)

3. Quality: The quality of Party B's PTA must meet the standards of the contract that was signed at the time Party B imported the PTA production technology.

4. Product price: Principally, the PTA's price will be decided according to the government's price guidelines.

5.            Calculation and settlement:

     a. Transportation and packing: Transport by pipeline is the main means of transportation, and bagging by the ton is the auxiliary means of transportation.

     b. Calculation: The amount shown on the computer in Party B's central control room will be regarded as its output. This will be Party A's purchasing amount, after reexamination of this output by Party A.

     c.       Settlement:

              i. Party A's finance department will pay in time according to its warehouse entry and Party B's value added tax receipt.

              ii. Party B and Party A will use advance receipt and payment in advance, respectively. Party A will pay three times a month in advance as Party B's advance receipt. The account will be closed at the end of each month.

              iii. If Party A meets financial difficulties, it can issue an acceptance bill to settle an account.

6.            Responsibilities:


     a. If Party A stops production due to a lack of raw materials because Party B stops production unintentionally, Party B will be responsible for any loss.

     b.       If Party B's production quality does not meet standards and

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              affects Party A's product quality, Party B will be responsible for any loss.

     c. Party B has the right to stop production if Party A is behind in payments for an extended period of time (more than one month), and Party A will be responsible for any loss due to such an occurrence.

     d.       Other items not included here will be negotiated.

7. This agreement is an indivisible part of the Sino-Foreign Joint Venture Contract, and has the same legal effect.

8. This contract is valid for 25 years, and it is effective on the day it is signed.

9.            This agreement is signed and effective on February 9, 1996.


Party A:                       Jinan Chemical Fibre Corporation, China
Representative:                         /s/ Jin Shan

Party B:                       Pacific Chemical Group Limited
Representative:                         /s/ Chen Zheng Hao

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